Exhibit 16

Securities and Exchange Commission

Washington, D. C. 20549

Gentlemen:

We were previously the independent accountants for Vision Bancshares, Inc. (“the Company”) for purposes of auditing the Company’s financial statements for external reporting purposes, and on March 26, 2001 and March 14, 2002, we reported on the financial statements of the Company as of December 31, 2000 and 2001, respectively. We are currently auditing and reporting on the Company’s financial statements for external reporting purposes for the year ended December 31, 2002. On March 10, 2003, we were dismissed as independent accountants of the Company for purposes of performing audits of its financial statements for external reporting purposes for periods after December 31, 2002. We have read the Company’s statements filed as part of the report on Form 8-K and this Form 8-K/A and we agree with such statements.

	By:	/s/ MORRISON & SMITH, LLP

Tuscaloosa, Alabama March 10, 2003